UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2007

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated August 13, 2007, announcing the Company’s financial results for the second quarter of 2007.

Knightsbridge Tankers Limited

Interim Report June 2007

SECOND QUARTER AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the “Company”) reports net income of $7.2 million and earnings per share of $0.42 for the second quarter of 2007.  The average daily time charter equivalents (“TCEs”) earned by the Company’s five VLCCs was $36,800 compared with $43,800 in the preceding quarter.  The second quarter earnings reflect a weakening of the market as well as a fall in earnings for one vessel resulting from a change in employment.  Net interest expense for the quarter was $1.4 million (2006 comparable quarter: $1.3 million) and at June 30, 2007, all of the Company’s debt is floating rate debt.

The net increase in cash and cash equivalents in the quarter was $3.8 million.  The Company generated cash from operating activities of $15.8 million, obtained a further $33.6 million to fund newbuildings, used $2.8 million to repay the Company’s loan and credit facilities and distributed $10.3 million in dividend payments.  As of August 6, 2007, the Company has an average cash breakeven rate for its vessels of $18,400 per vessel per day compared to $19,200 on August 7, 2006.

For the six months ended June 30, 2007 the Company reports net income of $16.9 million and earnings per share of $0.99.  The average daily TCEs for the six months ended June 30, 2007 was $40,300.  Net interest expense for the period was $2.8 million (2006 comparable six months: $2.6 million).

On August 13, 2007, the Board declared a dividend of $0.60 per share.  The record date for the dividend is August 23, 2007, ex dividend date is August 21, 2007 and the dividend will be paid on or approximately September 7, 2007.

THE MARKET

The VLCC segment opened the quarter at approximately WS 92 ($63,500 per day), and after a number of fluctuations during the period ended the quarter at approximately WS 60 ($28,800 per day).  The average rate for VLCCs from MEG to Japan in the second quarter was approximately WS 71 ($41,200 per day) compared to approximately WS 80 ($41,700 per day) in the second quarter of 2006.

Crude oil prices continued the increase seen in the first quarter and pushed bunker prices upwards. Fujairah averaged at approximately $346/mt in the second quarter with a low of approximately $336/mt at the start and a high of approximately $358/mt two weeks from the end of the quarter.

The International Energy Agency (IEA) reported in July an average OPEC oil production, including Iraq, of 30.29 million barrels per day during the second quarter of the year, a 0.05 million barrels per day or 0.2 percent increase from the first quarter.  The next ordinary OPEC meeting is scheduled to take place September 11, 2007 in Austria.

IEA estimates that world oil demand averaged 84.4 million barrels per day in the second quarter, a 1.4 percent decrease from the first quarter of 2007.  IEA further predicts that the average demand for 2007 in total will be 86.0 million barrels per day, or a 1.8 percent growth from 2006, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 492 vessels at the end of the second quarter with five deliveries and one vessel taken out of the statistics as it was delivered for FPSO conversion.  The total orderbook amounted to 157 vessels at the end of the second quarter, down from 159 vessels after the first quarter of 2007.  There are 15 additional deliveries expected in 2007 and 39 in 2008.  The current orderbook represent 31.9 percent of the VLCC fleet with a total of three VLCCs ordered during the quarter.

CORPORATE AND OUTLOOK

The Board announces that the 2007 Annual General Meeting (“AGM”) of the Company will be held on September 28, 2007 in Hamilton, Bermuda. The notice of AGM and associated material will be distributed to shareholders shortly and the Board encourages all shareholders to vote.

The Company has four out of its five VLCCs fixed on three to five years timecharters expiring between 2009 and 2012 and thus its exposure to short term market fluctuations is limited.  Two of these timecharters also include a profit sharing arrangement.  This contract coverage provides good long term stability and limits financial risk.

On June 4, 2007 the company purchased two newbuilding contracts, each for a capsize bulkcarrier of approximately 170.000 deadweight tons.  These vessels are scheduled for delivery in 2009.  With this acquisition, the Board is aiming at expanding the company and renewing its fleet, enhancing the Company’s long term dividend capacity.  One of the new vessels under constructions has been fixed on a five year timecharter from delivery in 2009 at $40,000 per day.  The market for bulk carriers is currently strong and the Board is evaluating the employment options for the second vessel.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

August 13, 2007
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:	Ola Lorentzon
+ 46 703 998886

Inger M. Klemp
+ 47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED SECOND QUARTER REPORT (UNAUDITED)

2006 Apr-Jun	2007 Apr-Jun	INCOME STATEMENT (in thousands of $)	2007 Jan-Jun	2006 Jan-Jun	2006 Jan-Dec (audited)

23,678	19,735	Operating revenues	43,793	50,889	105,728
		Operating expense
4,999	3,060	Voyage expenses	7,413	8,113	20,015
4,679	3,399	Ship operating expenses	7,434	8,723	15,835
449	381	Administrative expenses	753	834	1,492
4,269	4,269	Depreciation	8,490	8,490	17,121
14,396	11,109	Total operating expenses	24,090	26,160	54,463
9,282	8,626	Net operating income	19,703	24,729	51,265
		Other income/(expenses)
358	242	Interest income	504	682	1,383
(1,700)	(1,627)	Interest expense	(3,281)	(3,293)	(6,881)
(51)	(30)	Other financial items	(47)	(53)	(50)
(1,393)	(1,415)	Total other expenses	(2,824)	(2,664)	(5,548)
7,889	7,211	Net income	16,879	22,065	45,717

17,100	17,100	Average number of ordinary shares outstanding (000’s)	17,100	17,100	17,100
$0.46	$0.42	Earnings per share ($)	$0.99	$1.29	$2.67

BALANCE SHEET (in thousands of $)	2007 Jun 30	2006 Jun 30	2006 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	8,358	11,093	8,538
Restricted cash	10,000	10,000	10,000
Other current assets	8,414	13,074	14,723
Long term
Vessels, net	259,459	276,580	267,949
Newbuildings	32,423	-	-
Deferred charges and other long-term assets	358	323	289
Total assets	319,012	311,070	301,499

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	11,200	11,216	11,211
Other current liabilities	9,683	9,936	13,098
Long term
Long term interest bearing debt	126,000	103,600	98,000
Stockholders’ equity	172,129	186,318	179,190
Total liabilities and stockholders’ equity	319,012	311,070	301,499

2006 Apr-Jun	2007 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Jun	2006 Jan-Jun	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES
7,889	7,211	Net income	16,879	22,065	45,717
		Adjustments to reconcile net income to net cash provided by operating activities
4,286	4,286	Depreciation and amortisation	8,524	8,524	17,191
958	4,239	Change in operating assets and liabilities	2,894	4,234	5,745
13,133	15,736	Net cash provided by operating activities	28,297	34,823	68,653

		INVESTING ACTIVITIES
-	(32,423)	Additions to newbuildings	(32,423)	-	-
-	(32,423)	Net cash used in investing activities	(32,423)	-	-

		FINANCING ACTIVITIES
-	33,600	Proceeds from long-term debt and credit facilities	33,600	76	87
(2,860)	(2,800)	Repayments of long-term debt and credit facilities	(5,611)	(5,660)	(11,276)
(17,100)	(10,260)	Dividends paid	(23,940))	(30,780)	(61,560)
-	(103)	Debt finance costs	(103)	-	-
(19,960)	20,437	Net cash provided by/(used) in financing activities	3,946	(36,364)	(72,749)

(6,827)	3,750	Net increase/(decrease) in cash and cash equivalents	(180)	(1,541)	(4,096)
17,920	4,608	Cash and cash equivalents at start of period	8,538	12,634	12,634
11,093	8,358	Cash and cash equivalents at end of period	8,358	11,093	8,538

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(Registrant)

Dated: August 28, 2007	By:	/s/ Kate Blankenship
Kate Blankenship
Secretary